FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Southwell Donald G.	2. Issuer Name and Ticker or Trading Symbol Unitrin, Inc. -- UTR		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Operating Officer
(Last) (First) (Middle) One East Wacker Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/12/03
(Street) Chicago, IL 60601		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/12/03	03/12/03	P		500	A	$21.86	47,444	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ Scott Renwick, Attorney-in-fact **Signature of Reporting Person	03/12/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Power of Attorney

 This power of attorney confirms that the undersigned, Donald G. Southwell, has authorized and designated each of David F. Bengston, Eric J. Draut, Edward J. Konar, Scott Renwick and Richard Roeske as the undersigned's attorney-in-fact, with the power and authority individually, to execute and file on the undersigned's behalf all Forms 3, 4, 5 and 144 (including any amendments or successor forms thereto) that the undersigned may from time to time be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of, or transactions in, securities of Unitrin, Inc.  The authority of the above-named persons under this power shall continue until the undersigned is no longer required to file such forms or until earlier revoked in writing.  The undersigned acknowledges that neither David F. Bengston, Eric J. Draut, Edward J. Konar, Scott Renwick nor Richard Roeske is assuming any of the undersigned's responsibilities or obligations to comply with the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, or any rules or regulations promulgated thereunder.

 This power of attorney revokes and supercedes any and all prior powers of attorney, confirming statements or other authorizations given with respect to the subject matter hereof.

       /s/ Donald G. Southwell

       Donald G. Southwell

Dated: 8/28/02